Exhibit 99.2

中 國 石 油 天 然 氣 股 份 有 限 公 司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

List of Directors and their Roles and Functions

The members of the board of directors (the “Board”) of PetroChina Company Limited are set out below:

Chairman: Dai Houliang

Vice Chairman and Non-Executive Director: Li Fanrong

Non-Executive Directors

Liu Yuezhen

Lv Bo

Jiao Fangzheng

Executive Director

Duan Liangwei

Independent Non-Executive Directors

Lin Boqiang

Zhang Biyi

Elsie Leung Oi-sie

Tokuchi Tatsuhito

Simon Henry

The Board has established five Board Committees. The table below provides membership information of these Board Committees on which certain Board members serve:

Board Committee Director	Nomination Committee	Audit Committee	Investment and Development Committee	Examination and Remuneration Committee	Health, Safety and Environment Committee
Dai Houliang	C
Li Fanrong			C
Liu Yuezhen		M		M
Lv Bo					M
Jiao Fangzheng					M
Duan Liangwei			M		C
Lin Boqiang	M	C
Zhang Biyi	M	M
Elsie Leung Oi-sie				C
Tokuchi Tatsuhito				M
Simon Henry			M

Notes:

C	Chairman of the relevant Board Committees
M	Member of the relevant Board Committees

Beijing, the PRC

25 March 2020